SO 3-11-04

04001785

UF 3-4-04

ED STATES
:XCHANGE COMMISSION
;ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14052

FEB 2 6 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOUCHSTONE SECURITIES, INC.

OFFICIAL USE ONLY
47-6046379
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 EAST FOURTH STREET SUITE 300
(No. and Street)

CINCINNATI (City) OHIO (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRIE A. WIEDENHEFT (513) 362-8242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – if individual, state last, first, middle name)

1900 SCRIPPS CENTER, 312 WALNUT STREET CINCINNATI, OHIO 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TERRIE A. WIEDENHEFT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOUCHSTONE SECURITIES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SANDRA J. HARLEY
Notary Public, State of Ohio
My Commission Expires 12-5-05
Recorded in Clermont County

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

Touchstone Securities, Inc.

Year ended December 31, 2003
with Report of Independent Auditors

Touchstone Securities, Inc.

Financial Statements and Supplementary Information

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Auditors

Board of Directors
Touchstone Securities, Inc.

We have audited the accompanying statement of financial condition of Touchstone Securities, Inc., an indirect wholly owned subsidiary of Western and Southern Life Insurance Company, as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Touchstone Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 23, 2004

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 9,576,097
Accounts receivable	639,839
Receivable from affiliates	99,689
Federal tax receivable from affiliate	822,442
Deferred federal tax	66,209
Deferred commissions	2,586,948
Prepaid and other assets	297,019
Total assets	$ 14,088,243
Liabilities and stockholder's equity	
Liabilities:	
Payable to affiliates	$ 2,760,020
Accrued expenses	1,736,153
Total liabilities	4,496,173
Stockholder's equity:	
Common stock, $100 par value, 1,000 shares authorized, issued and outstanding	100,000
Paid-in capital	36,624,377
Accumulated deficit	(27,132,307)
Total stockholder's equity	9,592,070
Total liabilities and stockholder's equity	$ 14,088,243

See accompanying notes.

Touchstone Securities, Inc.

Statement of Operations

Year ended December 31, 2003

Revenue	
Commissions	$ 40,854,421
Distribution fees	4,153,574
Underwriting	360,160
Outsourced funds revenue	53,476
Interest and dividends	6,627
Total revenue	45,428,258
Expenses	
Commissions	42,567,260
Sales and distribution	3,982,115
Marketing, printing and promotion	1,175,027
Employee compensation and benefits	3,305,541
Shared services	761,424
Selling, general and administrative	428,458
Travel	737,162
Professional services	103,123
Occupancy	154,773
Research	146,249
Depreciation	3,473
Total expenses	53,364,605
Loss before provision for income taxes	(7,936,347)
Current tax benefit	(2,760,808)
Deferred tax expense	20,365
Net loss	$ (5,195,904)

See accompanying notes.

Touchstone Securities, Inc.

Statement of Changes in Stockholder's Equity

December 31, 2003

	Common Stock	Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance - December 31, 2002	$ 100,000	$28,664,377	$(21,936,403)	$ 6,827,974
Capital contribution from parent	-	**7,960,000**	-	**7,960,000**
Net loss	-	-	**(5,195,904)**	**(5,195,904)**
Balance - December 31, 2003	**$ 100,000**	**$36,624,377**	**$(27,132,307)**	**$ 9,592,070**

See accompanying notes.

Touchstone Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows used in operating activities	
Net loss	**$(5,195,904)**
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	**3,473**
Change in operating assets and liabilities	
Accounts receivable	**(443,140)**
Receivable from affiliates	**(69,661)**
Federal taxes receivable from affiliates	**(101,397)**
Deferred federal taxes	**20,365**
Deferred commissions	**(935,048)**
Prepaid and other expenses	**62,915**
Accounts payable	**(1,155)**
Payable to affiliates	**516,077**
Accrued expenses	**825,181**
Net cash used in operating activities	**(5,318,294)**
Cash flows from financing activities	
Capital contribution from parent	**7,960,000**
Net cash provided by financing activities	**7,960,000**
Increase in cash and cash equivalents	**2,641,706**
Cash and cash equivalents at beginning of year	**6,934,391**
Cash and cash equivalents at end of year	**$ 9,576,097**

See accompanying notes.

Touchstone Securities, Inc.

Notes to Financial Statements

December 31, 2003

1. Organization and Nature of Business

Touchstone Securities, Inc. (the Company) is a wholly owned subsidiary of Western-Southern Life Assurance Company (WSLAC), a wholly owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is authorized to hold both trading and investment securities. The Company distributes the Touchstone Family of Mutual Funds (the "Touchstone Funds") and fixed and variable annuities of its affiliates through affiliated sales representatives. The Company generates 100% of its revenue from transactions with affiliates.

2. Significant Accounting Policies

Cash Equivalents

Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less.

Revenue Recognition

Commission income and related expense pertaining to fixed and variable annuity and mutual fund transactions are recorded upon the execution of the contracts for annuity transactions and the trade date for mutual fund transactions.

Sales distribution fees are recognized as earned based on an expense reimbursement agreement between the Company and an affiliate.

Deferred Commissions

Deferred Commissions are recorded upon the trade date of share sales and amortized over the period they are subject to a contingent deferred sales charge (CDSC).

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income tax expense under the separate return method as permitted under SFAS No. 109. The benefit from losses of the Company shall be available to offset the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement. Differences between the effective tax rate and the federal income tax rate are due to adjustments for meals and entertainment. The Company received $2,659,411 for income tax reimbursement in the current year. The amount of taxes currently receivable from WSLIC as of December 31, 2003 was $822,442.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses. The Company incurred charges of $761,424 from affiliates for the use of facilities and services for the year ended December 31, 2003.

WSLAC has committed to fund operations of the Company to the extent necessary for the Company to continue as a going concern.

The Company serves as a distributor for annuity contracts sold by WSLAC and Integrity. During 2003, the Company recorded commission income of $1,001,773 and $39,398,670 of commissions received from WSLAC's and Integrity's annuity sales, respectively.

3. Related Party Transactions (continued)

The Company receives sales distribution income (12b-1 fees) from the Touchstone Funds as compensation for sales distribution efforts of the Company. Such fees amounted to $4,153,574 for the year ended December 31, 2003.

The Company pays sales distribution fees (12b-1 fees) to Integrity, and a related broker dealer. Such fees amounted to $58,947 for the year ended December 31, 2003.

The Company participates in a management service arrangement with affiliates whereby it pays the excess of commissions income over commissions expense to an affiliate, for certain transactions. During 2003, the Company incurred $3,630,042 in expense under this arrangement, which is recorded as commission expense.

4. Pension Plans

The Company is covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan) which is a contributory plan covering all eligible full-time employees. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Contributions by the Company have amounted to $13,772 for the year ended December 31, 2003.

Additionally, the Company is covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan) which is a defined contribution plan, established on January 1, 1992, to provide eligible participants with additional income after retirement. Eligible participants include employees of the Company, who are over twenty-one years of age and have more than 1,000 hours of service during a twelve-month period. Under the Retirement Plan, each participant is provided with an allocation of the Company's contribution that is determined by resolution of the Board of Directors. The Retirement Plan is subject to provisions of ERISA. Contributions by the Company have amounted to $76,812 for the year ended December 31, 2003.

5. Deferred Commissions

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." During 2003, the Company performed an impairment analysis of their deferred commission. As a result of this impairment analysis the Company recorded an impairment on their B-share deferred commission asset in the amount of $94,282.

6. Regulatory Requirement

The Company is subject to the Uniform Net Capital Rule, Rule 15c3-1 (the "Rule"), promulgated by the Securities and Exchange Commission, which requires that the Company maintain a minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule.

At December 31, 2003, the Company's net capital, as defined, was $5,417,424, which was $5,068,686 in excess of the minimum net requirement, and its ratio of aggregate indebtedness to net capital was 0.97 to 1.

7. Exemption from Rule 15c3-3

The Company carries no customer accounts and promptly transmits all customer funds and securities to its clearing brokers. Accordingly, the Company is exempt from the provisions of Rule 153-3 of the Securities and Exchange Commission

Supplementary Information

Touchstone Securities, Inc.

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Commission

December 31, 2003

Computation of net capital		
1	Stockholder's Equity	**$ 9,592,070**
	Less non-allowable assets:	
2	Accounts receivables	**(1,126,070)**
3	Prepaid assets	**(2,883,426)**
4	Equipment	**-**
5	Haircuts on securities held	**(24)**
6	Excess Fidelity Bond Deduction	**(165,126)**
7	Net Captial	**$ 5,417,424**
Computation of aggregate indebtedness		
8	Total aggregate indebtedness liabilities from balance sheet	**$ 4,496,173**
9	Add control disbursement credit balance	**734,903**
10	Deduct adjustment based on Special Reserve Accounts (15c3-1) (c) (1) (VII)	**-**
11	Total aggregate indebtedness	**$ 5,231,076**
Computation of basic net capital requiremnet		
12	Minimum net capital required (6 2/3% of line 11)	**$ 348,738**
13	Minimum net capital required of reporting broker	**$ 5,000**
14	Net capital requirement (greater of line 12 or 13)	**$ 348,738**
15	Excess net capital (line 7 less line 14)	**$ 5,068,686**
16	Excess net capital at 1000% (line 7 less 10% of line 11)	**$ 4,894,316**
Computation of aggregate indebtedness to net capital		
17	Percentage of aggregate indebtedness to net capital (line 11/line 7)	**97%**

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003 FOCUS filing.

Exhibit

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Exhibit A

Touchstone Securities, Inc.

Report on Internal Controls Required by the Securities Exchange Act Rule 17a-5 for a Broker-Dealer Claiming an Exemption from the Securities Exchange Act Rule 15c3-3

Report of Independent Auditors

Board of Directors
Touchstone Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Touchstone Securities, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 23, 2004